SHEARMAN & STERLING
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03050519

May 9, 2003

SUPPL

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


RECD S.E.C.
MAY 1 4 2003
1086

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find a press release dated May 5, 2003, announcing AGF's results for the first quarter of 2003.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Lee D. Neumann

Lee D. Neumann

PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

5/20

File No. 82-4517



Paris, 5 May 2003

PRESS RELEASE

AGF's premium income from insurance businesses grew by 8.0% in Q1 2003 to 4.7bn euros (7.6% on a comparable basis).

All Group businesses grew by 7.4% to 5.1 bn euros (7.2% on a comparable basis).

Highlights

- **Property & casualty insurance: up 19.7% on a comparable basis**
  - **By implementing technical measures while maintaining the portfolio, AGF posted substantial premium income growth both in France and abroad**
  - **Programmes aimed at boosting operating profitability are beginning to pay off:**
    - **The combined ratio in France was less than 106% (vs. 112.2% in 2002**
    - **The combined ratio outside France was less than 102% (vs. 104.5% in 2002)**
    - **The combined ratio for the Group stood at around 104% (vs. 109.4% in 2002)**

- **Life & health insurance: down 5.4% on a comparable basis**
  - **Health insurance continued to post robust growth**
  - **In France, AGF's strategy of maintaining customer loyalty kept policy termination rates low. This led to a rise of 4.3% in mathematical reserves for euro-denominated products, despite some weakness in new individual and group life business**
  - **In the rest of Europe, growth in euro-denominated life insurance had trouble offsetting the decline in unit-linked inflows**

- **With Hermes successfully consolidated, Euler Hermes posted a sharp rise in premium income of 75.3% (9.2% on a comparable basis)**

- **Premium income at Mondial Assistance remained stable, rising only 1.9% on a comparable basis, against a difficult economic backdrop.**

* *On a comparable basis: at constant exchange rates (Q1 2003 premium income was calculated at the exchange rates prevailing in Q1 2002) and proforma (Q1 2003 premium income was compared to that of Q1 2002 using the Q1 2003 scope of consolidation).*

For more financial, strategic and institutional information on the AGF Group,

Consolidated Q1 2003 premium income

in millions of euros	31.03.03	31.03.02	% chg. 03/02 (unadj.)	% chg. (proforma and const. FX)
LIFE & HEALTH INSURANCE	**1 764.2**	**1 927.0**	**-8.4%**	**-5.4%**
France	1 229.6	1 326.8	-7.3%	-7.3%
Outside France	534.6	600.2	-10.9%	-0.9%
PROPERTY & CASUALTY INSURANCE	**2 355.6**	**2 047.1**	**15.1%**	**19.7%**
France	1 482.3	1 216.5	21.8%	21.8%
Outside France	873.3	830.6	5.1%	16.6%
Assistance	**124.9**	**128.6**	**-2.9%**	**1.9%**
Credit insurance	**489.7**	**279.3**	**75.3%**	**9.2%**
Consolidated premium income from insurance activities	**4 734.4**	**4 382.0**	**8.0%**	**7.6%**
Other activities	**9.3**	**6.3**	**47.6%**	**60.3%**
Banking & financial activities	**405.1**	**403.7**	**0.3%**	**1.7%**
Total activities	**5 148.8**	**4 792.0**	**7.4%**	**7.2%**

Notes:

a. *Life & health includes premium income from all individual and group life insurance and all individual and group health and bodily injury insurance.*
b. *Hermes, acquired in early 2002, was consolidated as of 1 July 2002. Q1 2002 premium income was adjusted upwards by 186.9 mn euros to put it on a proforma basis.*
c. *Depreciation of South American currencies since Q1 2002 had a negative impact of 131 mn euros on consolidated premium income, compared with constant exchange rates.*
d. *Since the start of 2002, asset management services have been consolidated with banking activities.*
e. *Q1 2002 premium income corresponds to the revised premium income figure (see page 11)*

Q1 2003 HIGHLIGHTS

Premium income from property & casualty insurance rose sharply, while portfolios remained relatively stable, demonstrating AGF's ability to deliver on its objectives to improve operating profitability. AGF management reaffirms its goals of combined ratios reduction.

In life & health insurance, although funds inflows were down, mathematical reserves continued to grow thanks to AGF's existing customers loyalty.

I LIFE & HEALTH INSURANCE: Premium income down 5.4% on a comparable basis

AGF's consolidated premium income from life & health insurance (life, health, family and personal protection, both individual and group) totalled 1,764 mn euros. In the first quarter of 2003, health insurance lines saw growth throughout the world, but this was not enough to offset declines posted in life insurance.

Life & health insurance generated **37% of the AGF group's premium income**, vs. 44% in Q1 2002.

I.1 FRANCE: Premium income down 7.3%

Premium income from life & health insurance totalled **1,230 mn euros, down 7.3%** from the year-earlier period.

The breakdown and change in Life & Health premium income in France was as follows:

in millions of euros	31.03.03	31.03.02	% change
Individual life	678.1	755.0	-10.2%
Dedicated sales force	447.9	464.5	-3.6%
General agents	107.7	163.6	-34.2%
Brokerage	45.0	54.9	-18.0%
Partnerships	56.7	49.3	+15.0%
W Finance	20.4	22.7	-10.1%
Other	0.4	0.0	n.s.
Group life	253.1	259.0	-2.3%
Total Life	**931.2**	**1 014.0**	**-8.2%**
Individual health & bodily injury	143.7	133.7	+7.5%
Group health & bodily injury	154.7	179.1	-13.6%
Total health & bodily injury	**298.4**	**312.8**	**-4.6%**
Total life & health	**1 229.6**	**1 326.8**	**-7.3%**

I.1.1 Individual life:

Q1 2003 **premium income declined by 10.2% to 678 mn euros**. The network of **general agents experienced weak business conditions, ahead of marketing campaigns scheduled for the April-July 2003 period**, and this was largely responsible for the decline. Another contributing factor was AGF's **policy regarding guaranteed returns for 2003, which was less aggressive than the average of the market. This policy did not hinder efforts to limit conversion of older policies and held the increase in benefits paid out to only 4%, whereas the French market as a whole saw a 13% increase in benefit payments. At the same time, AGF's mathematical reserves for euro-denominated policies rose by 4.3%.** This strategy also **reinforced AGF's financial flexibility** against the current market background. Overall savings inflows (life insurance premiums and financial investments) also contracted in Q1 2003, by 10%, to 714 mn euros. In contrast, family & personal protection insurance continued to perform well, posting premium income growth of nearly 5%.

The **dedicated sales networks** posted a 3.6% decline in premium income to 447.9 mn euros. Life premiums collected through AGF's network of **brokers** also declined, by **18%**, to 45 mn euros. **General agents**, meanwhile, **collected life insurance premiums of only 108 mn euros** during the quarter, **or 34% less** than in Q1 2002. Premium income from **life partnerships**, however, **rose by**

I.2.2 South America: down 9.7% on a comparable basis at 61 mn euros; down 48% taking exchange rate fluctuations into account

South American currencies continued to depreciate against the euro in the first quarter of 2003. In local currencies, however, business was healthy. The following table illustrates the extent to which currencies depreciated in the countries where AGF was present:

	1 € =		Currency effect
	March-02	March-03	
Argentina	3,066	3,200	-4,2%
Brazil	2,028	3,653	-44,5%
Chile	587,3	779,3	-24,6%
Colombia	1 991,9	3 126,1	-36,3%
Venezuela	780,5	1 681,6	-53,6%

Including currency effects, premium income shrank by nearly 48% (negative impact of 45 mn euros).

In **Brazil**, life & health premium income rose by **13.2%** at constant exchange rates to **33 mn euros**, owing to strong performance in unit-linked retirement savings.

In **Chile, AGF was anticipating the sale of the life insurance company which was concluded at the end of April. Therefore AGF stopped writing new policies, which reduced premium income to 0.3 mn euros**, vs. 18.2 mn euros in Q1 2002.

In **Colombia**, life & health insurance premium income **dipped by 9.2%** at constant exchange rates to **22 mn euros**. During the quarter, individual life posted robust growth but not enough to completely offset the sharp contraction in capital accumulation products.

In **Venezuela**, where AGF's life & health activities are limited to health insurance, Q1 2003 premium income **continued to rise, by 41.3%** at constant exchange rates, **to 5 mn euros**. Significant premium rate increases were primarily responsible.

In **Argentina**, premium income held at 0.5 mn euros in Q1 2003

I.2.3 Other countries: up 18% on a comparable basis at **33 mn euros**

This increase was due primarily to substantial growth at AGF Outre-Mer and AGF Afrique.

II PROPERTY & CASUALTY INSURANCE:
Sharp growth in premium income, up 19.7% on a comparable basis

Consolidated premium income from property & casualty insurance rose a brisk 19.7% on a comparable basis **to 2,356 mn euros**. Even after excluding the effect of currency fluctuations, premium income still grew by 15.1%. **Thanks to rate adjustments and recovery programmes, primarily in France and Belgium, the combined ratio in property & casualty insurance for the Group as a whole was at around 104% in Q1 2003, vs. 109.4% in 2002.**

Property & casualty insurance generated **50% of the Group's premium income**, vs. 47% in Q1 2002.

II.1 FRANCE: Premium income up 21.8%

Technical measures were announced at the start of 2003 and implemented immediately to all portfolios. This led to a sharp increase in premium income in property & casualty insurance. In France the combined ratio improved significantly and stood below 106%.

Non-life insurance in France broke down as follows:

in millions of euros	**31.03.03**	**31.03.02**	**% chg. 03/02 (unadj.)**
General agents	733.8	657.60	11.6%
Non-life brokerage	688.1	496.90	38.5%
Non-life group insurance	49.4	48.6	1.6%
Bancassurance (Ass. Fédérales)	13.7	12.1	13.2%
New distribution channels (Calypso)	2.4	1.3	84.6%
Other	-5.1	0.0	n.s.
Total property & casualty insurance	**1 482.3**	**1 216.5**	**21.8%**

II.1.1 General agents: premium income up 11.6%

Q1 2003 premium income **advanced by 11.6% to 734 mn euros**. Adjusted premium rates were applied to new policies from 1 January 2003 and to existing policies on their renewal dates, and these changes generated the increase in premium income. Overall the portfolio remained stable, and the portfolio of automotive policies contracted less than expected.

Premium income rose by nearly **9% in individual auto policies, by 5% in non-auto property & casualty, and by 18% in corporate lines**.

II.1.2 Non-life Brokerage: premium income up 38.5%

Overall premium income **climbed 38.5% to 688 mn euros**.

The **large account** business grew by more than **70%** owing to premium rate increases and a favourable base of comparison. **SME and professional** lines were up by around **19%**, as a greater-than-expected proportion of customers accepted the rate increases. Premium income from AGF La Lilloise's **fleets and affinity groups** business posted a rise of **12%**, while the **individuals** segment, handled through brokerage networks, saw premium income firm by **more than 2%**, in line with expectations, given AGF's strategy of selective underwriting.

II.1.3 New distribution channels

Bancassurance:

Assurances Fédérales IARD continued to post double-digit growth. The unit realised premium income in consumer risks **up 13.2% at 13.7 mn euros**, thanks to robust growth in comprehensive homeowners insurance.

Other partnerships:

Premium income from other partnerships in Q1 2003, comprised mostly of the partnership with Les 3 Suisses (Calypso), totalled 2.4 mn euros.

II.2 OUTSIDE FRANCE: up 16.6% on a comparable basis

Outside France, **premium income from property & casualty insurance advanced by 16.6% on a comparable basis to 873 mn euros. The international combined ratio continued to improve and stood at less than 102%.**

II.2.1 Europe outside France: up 15.3% on a comparable basis at 669 mn euros

In **Belgium**, property & casualty income was **up 8.2% at 97 mn euros**. AGF continued to boost the quality of the portfolio of individual policies, causing the volume of premiums to contract in the process. This was offset by strong growth in the large accounts segment. **The recovery plan is continuing in line with expectations.**

In the **Netherlands**, property & casualty lines of the subsidiaries continued to post strong growth, with premium income **climbing 21.1% to 311 mn euros**, reflecting aggressive rate increases.

In **Spain**, premium income from property & casualty insurance **increased by 17.5% to 260 mn euros** (AGF share), driven in particular by continued expansion in automotive fleet insurance.

II.2.2 South America: up 14.7% on a comparable basis at 130 mn euros; down 31% including exchange rate fluctuations

Taking into account exchange rate fluctuations, premium income contracted by 31%, because the currencies of all South American countries in which AGF is present depreciated sharply against the euro (negative impact of 86 mn euros).

In **Brazil**, premium income from property & casualty insurance **grew by 7.6%** at constant exchange rates to **61 mn euros**. Growth derived essentially from good performance in fire insurance lines and from rate increases.

In **Chile**, premium income from property & casualty insurance **dipped by 4.6%** at constant exchange rates to **13 mn euros**, because income from civil liability policies declined sharply and was not completely offset by the increase in auto insurance premiums.

In **Colombia**, premium income from property & casualty insurance **climbed by 14.7%** at constant exchange rates to **31 mn euros**. This increase derived primarily from strong growth in corporate policies accompanied by recovery in individual lines.

In **Venezuela**, premium income from property & casualty insurance continued to post robust growth. It **rose 37.9%** at constant exchange rates to **13 mn euros**, buoyed by expansion in auto insurance and industrial risks, which grew by 28% and 48%, respectively.

In **Argentina**, premium income from property & casualty insurance reached 11.5 mn euros in Q1 2003, vs. 5.3 mn euros in Q1 2002, as business began to expand again.

II.2.3 <u>Other countries:</u> up 12.7% on a comparable basis at 75 mn euros

This increase derived principally from rate increases in overseas départements and territories and to upbeat business conditions for property & casualty insurance in Africa.

III ASSISTANCE

The Mondial Assistance group posted premium income of **125 mn euros** (AGF share) in Q1 2003, representing growth of 1.9% at constant exchange rates.

International events in the first quarter of 2003, namely the war in Iraq and the outbreak of SARS, weighted heavily on the travel insurance business, particularly in certain markets, such as Germany and the US. Despite International economic conditions did not foster growth in the markets in which Mondial Assistance operates (insurance, automotive, travel, etc.), the assistance business saw nevertheless modest growth in Europe and in Australia.

IV CREDIT INSURANCE

AGF's credit insurance arm, operating through the subsidiaries of **Euler Hermes, generated premium income of 490 mn euros, up 75%** as a result of the consolidation of Hermes, which was not consolidated at 31 March 2002. On a comparable basis, premium income rose 9.2%. It did not include factoring income, which is now consolidated with banking income (25 mn euros).

Growth derived from two factors – business developed favourably in the United States, at constant exchange rates, and premium rates offered by companies controlled by Hermes were increased – and was achieved even though global economic conditions were still fragile, holding back customers' business volumes.

In France, **Euler-SFAC** felt the impact of a gloomy economic climate and an increase in the number of corporate bankruptcies. Its premium income **remained constant at 92 mn euros**. The volume of new policies, however, was on the rise. The premium income of **Euler Trade Indemnity and Euler International** was **up by 38.4% at 53.7 mn euros**. In the Benelux countries, **Euler COBAC**'s premium income totalled **30.3 mn euros, up 4.8%.** This growth derived primarily new, large policies that were signed in the Netherlands. In the US, **Euler ACI** posted premium income of **52.5 mn euros, up 3.3% on a comparable basis**. Unadjusted, premium income fell 17.3%, entirely because the dollar depreciated by 25% against the euro between Q1 2002 and Q1 2003. In Italy, **Euler SIAC**'s premium income edged up **0.5% to 55.3 mn euros**. The main development was that customers' turnover declined, negatively affecting the volume of premiums written. Premium income at **Hermes** Kreditversicherung in Germany and the companies it controls (Scandinavia, eastern Europe) **rose by 9.4% on a comparable basis**. This growth resulted primarily from the Group's rate increase strategy in credit insurance. In addition, the Group's German subsidiary improved its risk selection, both in

terms of choosing customers and establishing credit limits, in order to further its successful H2 2002 efforts to reduce claims.

Premium income by subsidiary was as follows:

in millions of euros	**31.03.03**	**31.03.02**	**% chg. 03/02 (unadj.)**	**% chg. proforma and const. FX**
Euler-SFAC	92.0	93.1	-1.2%	-1.2%
Trade Indemnity + Euler Intern.	53.7	38.8	38.4%	55.9%
ACI	52.5	63.5	-17.3%	3.3%
Cobac	30.3	28.9	4.8%	3.8%
SIAC	55.3	55.0	0.5%	0.5%
Euler Credito	1.5	0.0	ns	ns
Hermes	204.4	0.0	ns	9.4%
Total credit insurance	**489.7**	**279.3**	**75.3%**	**9.2%**

V BANKING AND FINANCIAL ACTIVITIES: up 1.7% on a comparable basis

Gross interest income from **banking activities**, in France and internationally, totalled **367 mn euros, up 3.5% on a comparable basis**, vs. 360 mn euros in Q1 2002. The increase came about mainly because Banque AGF continued to expand and because **interest income at Entenial remained constant (247 mn euros in Q1 2003)**, even though interest rates continued to subside. **These figures did not reveal the continued robust growth in net banking income**, however, which was not reported in our accounts. In Q1 2003, **Banque AGF's gross interest income was up 26.8% at 78 mn euros.**

Asset management revenues **contracted by 13.9% to 34.3 mn euros, reflecting a difficult quarter in the financial markets.**

Revenues from other financial activities was relatively stable at 3.8 mn euros.

Breakdown of premium income* by line of business

*including credit insurance and assistance

	31.03.03	**31.03.02**
Life & health insurance	37.3%	44.0%
Property & casualty insurance	49.8%	46.7%
Credit insurance	10.3%	6.4%
Assistance	2.6%	2.9%
Total	100.0%	100.0%

Breakdown of Group premium income by country

in millions of euros	31.03.03	31.03.02	% chg. (unadj.)	% chg. proforma and const. FX
France	**2 711.9**	**2 543.3**	**6.6%**	**6.6%**
Life & health	*1 229.6*	*1 326.8*	*-7.3%*	*-7.3%*
Property & casualty	*1 482.3*	*1 216.5*	*21.8%*	*21.8%*
Belgium	**229.7**	**224.4**	**2.4%**	**15.3%**
Life & health	*132.4*	*134.5*	*-1.6%*	*-1.6%*
Property & casualty	*97.3*	*89.9*	*8.2%*	*8.2%*
Netherlands	**520.3**	**464.6**	**12.0%**	**5.7%**
Life & health	*209.3*	*207.7*	*0.8%*	*0.8%*
Property & casualty	*311.0*	*256.9*	*21.1%*	*21.1%*
Spain	**360.0**	**320.3**	**12.4%**	**12.4%**
Life & health	*99.7*	*98.7*	*1.0%*	*1.0%*
Property & casualty	*260.3*	*221.6*	*17.5%*	*17.5%*
Europe – other countries	**5.7**	**28.8**	**-80.2%**	**53.7%**
Life & health	*4.9*	*16.7*	*-70.7%*	*66.7%*
Property & casualty	*0.8*	*12.1*	*-93.4%*	*0.0%*
Total Europe excl. France	**1 115.7**	**1 038.1**	**7.5%**	**10.2%**
Life & health	*446.3*	*457.6*	*-2.5%*	*0.6%*
Property & casualty	*669.4*	*580.5*	*15.3%*	*17.6%*
Argentina	**12.0**	**5.8**	**106.9%**	**115.5%**
Life & health	*0.5*	*0.5*	*0.0%*	*0.0%*
Property & casualty	*11.5*	*5.3*	*117.0%*	*126.4%*
Chile	**13.2**	**35.5**	**-62.8%**	**-52.4%**
Life & health	*0.3*	*18.2*	*-98.4%*	*-97.8%*
Property & casualty	*12.9*	*17.3*	*-25.4%*	*-4.6%*
Brazil	**94.0**	**154.7**	**-39.2%**	**9.5%**
Life & health	*32.9*	*52.4*	*-37.2%*	*13.2%*
Property & casualty	*61.1*	*102.3*	*-40.3%*	*7.6%*
Venezuela	**18.1**	**28.1**	**-35.6%**	**38.8%**
Life & health	*4.9*	*7.5*	*-34.7%*	*41.3%*
Property & casualty	*13.2*	*20.6*	*-35.9%*	*37.9%*
Colombia	**53.4**	**81.0**	**-34.1%**	**3.5%**
Life & health	*22.0*	*38.0*	*-42.1%*	*-9.2%*
Property & casualty	*31.4*	*43.0*	*-27.0%*	*14.7%*
Total South America	**190.7**	**305.1**	**-37.5%**	**5.4%**
Life & health	*60.6*	*116.6*	*-48.0%*	*-9.7%*
Property & casualty	*130.1*	*188.5*	*-31.0%*	*14.7%*
Other countries	**101.5**	**87.6**	**15.9%**	**12.6%**
Life & health	*27.7*	*26.0*	*6.5%*	*12.2%*
Property & casualty	*73.8*	*61.6*	*19.8%*	*12.8%*
Total excl. France	**1 407.9**	**1 430.8**	**-1.6%**	**9.3%**
Life & health	*534.6*	*600.2*	*-10.9%*	*-0.9%*
Property & casualty	*873.3*	*830.6*	*5.1%*	*16.6%*
Total premium income	**4 119.8**	**3 974.1**	**3.7%**	**7.6%**
Life & health	*1 764.2*	*1 927.0*	*-8.4%*	*-5.4%*
Property & casualty	*2 355.6*	*2 047.1*	*15.1%*	*19.7%*
Assistance	**124.9**	**128.6**	**-2.9%**	**1.9%**
Credit insurance	**489.7**	**279.3**	**75.3%**	**9.2%**
Consolidated insurance revenue	**4 734.4**	**4 382.0**	**8.0%**	**7.6%**
Other businesses	9.3	6.3	47.6%	60.3%
Banking and financial activities	405.1	403.7	0.3%	1.7%
Total	**5 148.8**	**4 792.0**	**7.4%**	**7.2%**

Conversion of Q1 2002 premium income from unadjusted to proforma basis

in millions of euros		Insurance			Banking	Other activities	TOTAL
		Premiums written	Other services	Sub-total	Gross interest income	Revenues	
Premium income (unadjusted) as at 31 March 2002	**A**	**4 315.6**	**66.9**	**4 382.5**	**403.7**	**6.3**	**4 792.5**
Reclassification of Euler	B	(0.5)		(0.5)			**(0.5)**
Premium income (revised) as at 31 March 2002	**A+B**	**4 315.1**	66.9	**4 382.0**	**403.7**	**6.3**	**4 792.0**
Methodology change at Mundialis (Cobac) in 3/2003		0,3		0,3			0,3
Hermes consolidated as of 1/7/2002		171,9	15,0	186,9			186,9
Disposal of Phenix (Switzerland)		(24,7)		(24,7)			(24,7)
Arab International Insurance consolidated (Egypt)		4,9		4,9			4,9
Segmentation change at AGF Clearing					0,1		0,1
Traktir consolidated as of 31/12/2002						0,2	0,2
Methodology change at Santéclair in 3/2003						0,6	0,6
Disposal of Akkerman Van Elten						(0,9)	(0,9)
ZA Hypotheken merged with Allianz Leven						(0,4)	(0,4)
Total change in scope of consolidation	**C**	**152.4**	**15.0**	**167.4**	**0.1**	**(0.5)**	**167.0**
Proforma premium income as at 31 March 2002	**A+B+C**	**4 467.5**	**81.9**	**4 549.4**	**403.8**	**5.8**	**4 959.0**

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25
jean-michel.mangeot@agf.fr

Marc de Pontevès 33 (0)1 44 86 20 99
marc.de_ponteves@agf.fr

Vincent Foucart 33 (0)1 44 86 29 28
vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97
augusbe@agf.fr

Agnès Miclo 33 (0)1 44 86 31 62
Micloa@agf.fr

Anne-Sandrine Cimatti 33 (0)1 44 86 67 45
Cimatti@agf.fr

Séverine David 33 (0)1 44 86 67 45
Davidse@agf.fr

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's business and markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (i.e. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and / or global basis. The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.